UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Boot Barn Holdings, Inc.

File No. 333-199008 - CF#31628

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Boot Barn Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 29, 2014, as amended on October 9, 2014, October 20, 2014 and October 28, 2014.

Based on representations by Boot Barn Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through December 31, 2017
Exhibit 10.11	through December 31, 2017
Exhibit 10.12	through December 31, 2017
Exhibit 10.13	through December 31, 2017
Exhibit 10.15	through December 31, 2016
Exhibit 10.16	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary